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                                UNITED STATES                    SEC FILE NUMBER
                      SECURITIES AND EXCHANGE COMMISSION             1-8581
                            WASHINGTON, D.C. 20549
                                                                   CUSIP NUMBER
                                 FORM 12b-25                         356713107

                         NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

                For Period Ended:  December 31, 1998
                                  --------------------------
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:
                                                ------------------------------

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* Read Instruction (on back page) Before Preparing Form. Please Print or Type. *
*                                                                              *
* NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS     *
* VERIFIED ANY INFORMATION CONTAINED HEREIN.                                   *
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

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FULL NAME OF REGISTRANT

Freeport-McMoRan Oil & Gas Royalty Trust
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FORMER NAME IF APPLICABLE

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ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

712 Main Street, Houston, Texas 77002
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CITY, STATE AND ZIP CODE

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]       (a)  The reasons described in reasonable detail in Part III of this
     |         form could not be eliminated without unreasonable effort or
     |         expense;
     |
[X]  |    (b)  The subject annual report, semi-annual report, transition report
     |         on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof,
     |         will be filed on or before the fifteenth calendar day following
     |         the prescribed due date; or the subject quarterly report of
     |         transition report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth calendar day following the prescribed due
     |         date; and
     |
[X]  |    (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 30, 1999, Chase Bank of Texas, N.A., Trustee of the Freeport-McMoRan Oil & Gas Royalty Trust, was informed by Ryder Scott Company Petroleum Engineers, the company preparing the reserve report on the proved oil and gas reserves attributable to the royalty properties, that Ryder Scott needed to recalculate the reserve report to accurately reflect certain costs that had not previously been taken into consideration. As of the afternoon of March 31, 1999, the Trust had not received a finalized reserve report from Ryder Scott. Disclosure of the reserve report is required pursuant to Item 1 of Form 10-K. Further, without the reserve report, the Trust was unable to incorporate into the Form 10-K the information contained therein. The Trust's accountants have not yet been afforded the opportunity to review the reserve report. Without the reserve report and the information contained therein, the Trust was unable to complete and timely file the subject Form 10-K without unreasonable effort and expense.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Debbie Miller                        (713)               216-5712
     --------------------------------    -------------    ---------------------
               (Name)                     (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                       [X] Yes      [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [ ] Yes      [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.






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                  Freeport-McMoRan Oil and Gas Royalty Trust
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                 (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  April 1, 1999                     By:   /s/ PETE FOSTER
     ------------------------------         -----------------------------------
                                                   Pete Foster
                                                   Senior Vice President and
                                                   Trust Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

****************************  A T T E N T I O N  *******************************
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*  Intentional misstatements or omissions of fact constitute Federal Criminal  *
*  Violations (See 18 U.S.C. 1001).                                            *
*                                                                              *
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

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Ryder Scott Company Petroleum Engineers was hired to prepare a reserve report on certain royalty properties on behalf of the Freeport-McMoRan Oil & Gas Royalty Trust. On March 30, 1999, Ryder Scott became aware of certain applicable costs that had not been incorporated into the reserve report. Ryder Scott is reviewing and revising the calculations and will provide a finalized reserve report to the Trust upon completion.

                                         Ryder Scott Company Petroleum Engineers

                                         By:
                                                 /s/ KENT A. WILLIAMSON
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                                         Signature   Kent A. Williamson, P.E.

                                         [its]
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                                         Title       Senior Vice President